

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DC
NO ACT
PE 4-1-207

DIVISION OF
CORPORATION FINANCE





07054728

May 15, 2007



RECD S.E.C.
MAY 15 2007
1086

Carl Wright
420 E. Woodland Ave.
Springfield, PA 19064

Act: 1934
Section:
Rule: 14A-8
Public Availability: 5/15/2007

Re: General Motors Corporation
Incoming letter dated April 1, 2007

Dear Mr. Wright:

This is in response to your letter dated April 1, 2007, which we received on April 11, 2007, concerning the shareholder proposal submitted to General Motors. On April 9, 2007, we issued our response expressing our informal view that General Motors could exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

420 E. Woodland Ave
Springfield, PA 19064
April 1, 2007
610-543-4927

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a response to General Motors's statement opposing the GM Restructuring Proposal and the filing to omit the GM Restructuring Proposal submitted December 29, 2006 to the General Motors Corporation for inclusion in GM's proxy materials for the 2007 Annual Meeting of Stockholders. GM's filing and statement opposing the proposal are attached.

I would like to address the filing to omit the proposal first. General Motors intent to omit the proposal based on its position that the proposal is 1) comprised of more than one proposal and 2) most if not all of the proposal deals with the ordinary business of the Corporation is not in the best interests of the stockholders.

The position that the GM Restructuring Proposal represents more than one proposal is less than fair. In order to restructure General Motors, many business entities would need to be formally separated; multiple transactions would need to be consummated. The restructuring would be quite involved and complex. To make a statement that the GM Restructuring Proposal represents more than one proposal is merely an agreement that such an undertaking would represent multiple transactions.

The rebuttal for inclusion of the GM Restructuring Proposal purports that the proposal in itself supports multiple proposals and quotes the following proposal language: "The failure of a portion of the proposal to not proceed due to legal, statutory or any other impediment, shall not be cause to impede the balance of the restructuring proposal or serve as reason to preclude the proposal from being included as a Shareholder Proposal...". The is included to recognized the complex nature of a restructuring and the possibility that legal issues or statutory requirements could slow or impede the restructuring, to that vain such impediments would not serve to preclude or serve as an excuse by GM Management to not consummate the unimpeded portions of the restructuring.

The position that the proposal should be omitted as it deals with the ordinary business of the Corporation could be effectively used to argue against any and all shareholder proposals. All proposals submitted for review in last year's proxy materials, including those offered and supported by GM Management, deal with or touch upon the ordinary business of the Corporation.

In reviewing the language in the statement opposing the proposal as well as the filing, it is apparent that the use of a GM Asia tracking stock and its strategic value is misunderstood. The formation of GM Asia and the recognition of the value of the Asian Assets would allow for GM to pursue consolidation of the Chinese market using GM Asia tracking stock. The issuance of a GM Asia tracking stock representing GM's Asian assets would not complicate its globalization plans, it would however provide GM a viable currency to make acquisitions in the Asia. Based on the language in the letter of denial and the statement opposing the GM Restructuring Proposal, it does not appear that the flexibility provided by the segregation of GM's Asia assets and the issuance of a tracking stock were fully understood.

The GM Restructuring Proposal, upon completion and implementation would force GM Management to focus on success and profitability within its core automotive business. The statement opposing the restructuring mentions that GM's Management is exploring strategic alternatives for the Allison Transmission Unit and that shareholder interests would be better served if the Board reviewed and evaluated option for Onstar and GM's real estate assets. However to date, GM has not announced strategies or action plans that will allow shareholders the ability to realize the hidden value of its assets. Shareholder value is not being maximized.

GM's opposition to the GM Restructuring Proposal is misleading and deceptive. Portion of the proposal were misconstrued or summarily rejected. To deny shareholders their right to vote on shareholder proposals and make a democratic decision on unlocking value that they own only serves to defraud GM's Shareholders of their rights.
I would suggest that with billions lost on the Fiat investment, numerous accounting adjustments and a recent loss of nearly a billion dollars due to poor lending controls within the sub-prime mortgage segment; GM's Management and Board often take actions or provide oversight that is not in the best interest of shareholder.

The denial of the restructuring proposal and GM's refusal to incorporate the proposal into the 2007 proxy is not in the best interest of GM shareholders. Perhaps the best approach is to take the restructuring proposal to the shareholders directly. I am considering communicating the GM Restructuring Proposal and GM's decision to deny the proposal to large GM shareholders, the news media at large, equity funds that specialize in the purchase and restructuring of companies with hidden shareholder value, business entities and individuals that have shown an appetite for automotive assets and the UAW. Variations of the proposal are intriguing and would allow for the unlocking of additional value not addressed in the GM Restructuring Proposal.

Sincerely,



Carl Wright



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

March 27, 2007

BY FEDERAL EXPRESS
Carl Wright
420 East Woodland Ave.
Springfield, Pennsylvania 19064

Dear Mr. Wright:

Enclosed is a copy of the statement in opposition to your proposal for the 2007 Proxy Statement of General Motors Corporation.

The Corporation's statement is furnished to you pursuant to Rule 14a-8(m)(3) of the Securities and Exchange Commission relating to the solicitation of proxies. Question 13(2) of Rule 14a-8 states:

> [I]f you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

Enclosure

Carl Wright

The Board of Directors favors a vote AGAINST this proposal for the following reasons:

The proposal outlines a suggested "restructuring" that allegedly would allow stockholders "the opportunity to realize the hidden value of the underlying assets" of GM, while allowing management to focus on the Corporation's core automotive business. The Board believes that the actions listed in the proposal would not increase stockholder value and in some cases would interfere with the core automotive business.

For example, GM's Asia Pacific operations serve some of the fastest growing markets in the world, and one of the key priorities of GM's automotive business is focusing on emerging markets in the ASEAN region. At the same time, GM is emphasizing on globalizing its principal automotive functions such as product development, manufacturing, powertrain, and purchasing. GM's global center for planning, developing, and engineering small and mini-class cars, for example, is located in the Asia Pacific region and supported by worldwide manufacturing and purchasing organizations. Separating GM's operations in China, South Korea, Thailand, and Japan into a separate company that would be publicly owned would vastly complicate these globalization plans and reduce GM's participation in a key market.

In other cases, the Board believes that it would be in the best interest of the Corporation and its stockholders to retain the flexibility to choose what actions to take with regard to various parts of the business, to maximize their value to all stockholders. For example, GM has announced that it is evaluating strategic alternatives for its Allison Transmission division, but it is not clear currently that its value to stockholders would be maximized by making it a public traded company, 30 percent owned by GM stockholders. Similarly, the Board believes that stockholder interests would be better served if the Board reviewed and evaluate options for GM's subsidiary OnStar Corporation and for the Corporation's real estate assets individually, based on current business plans and market conditions.

The Board recognizes its responsibility to maximize long-term stockholder value, both by overseeing GM's core business operations and by pursuing extraordinary transactions where appropriate. The Board does not believe, however, that the actions and timeline set forth in the proposal would increase stockholder value or otherwise be in the best interests of the Corporation and all its stockholders.

The Board of Directors favors a vote AGAINST the adoption of this stockholder proposal, Item No. _. Proxies solicited by the Board of Directors will be so voted unless stockholders otherwise specify in their proxies.



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 5, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing pursuant to paragraph (j) of Rule 14a-8 to omit the proposal received on December 29, 2006 from Carl Wright (Exhibit A) from the General Motors Corporation proxy materials for the 2007 Annual Meeting of Stockholders. Under the proposal the Board of Directors would seek stockholder approval of a number of actions, including the partial spin-off of OnStar Corporation, a subsidiary of GM; the sale of insurance operations that were not included in the sale of a majority interest in GMAC LLC; the partial spin-off of GM's Allison Transmission division; a cash "distribution" to stockholders of $6.00 per share; the partial spin-off of a newly formed real estate investment trust that would hold GM's headquarters real estate; the partial spin-off "in the form of tracking stock" of a newly formed GM Asia entity that would hold GM's assets in Asia including investments; and a share-for-share exchange of GM common stock prior to these restructuring activities for common stock in the post-restructuring corporation.

General Motors intends to omit the proposal under Rule 14a-8(f)(1), on the grounds that it is comprised of more than one proposal as prohibited under Rule 14a-8(c), and under Rule 14a-8(i)(7) on the grounds that most if not all of the proposals deal with the ordinary business of the Corporation.

<u>The submission is comprised of more than one proposal.</u>

Rule 14a-8(f)(1) requires a company to provide notice to a proponent of a procedural defect such as submitting more than one proposal; on January 5, 2007, we wrote to Mr. Wright noting that his "Restructuring Proposal" appeared to be seven independent proposals and asking that he revise his submission to include only one proposal (Exhibit B). We have not received any revisions to the proposal, which includes a number of spin-offs, sale of another business, a cash distribution, and a stock-for-stock exchange. Under the proposal, four different business operations of GM would be formed into separate companies; varying percentages of the equity

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000 interest in these companies then would be spun off to GM stockholders, to meet a variety of deadlines. The various elements of the submission are intended to be independent. The proposal states explicitly, "The failure of a portion of the proposal to not [sic] proceed due to legal, statutory or any other impediment, shall not be cause to impede the balance of the restructuring proposal or serve as reason to preclude the proposal from being included as a Shareholder Proposal in the 2007." Even the cash distribution does not seem to be related to the other proposals; the proposal to sell the retained GMAC insurance operations (which we have not been able to identify), which is the only step that would provide cash, states separately "Proceeds [of that sale] will be distributed to shareholders" and would be very unlikely to generate the amount required to pay $6.00 per share on the more than 500 million shares outstanding.

The Staff has consistently held that presenting substantially distinct components in the form of a single proposal should not insulate a proponent from the one-proposal standard of Rule 14a-8(c). The Staff has explained that a single proposal that includes several separate components does not constitute more than one proposal if the elements "are closely related and essential to a single well-defined unifying concept." Release No. 34-2312 (November 22, 1976). Even where the components relate to some central topic, however, proposals that contemplate a variety of loosely related actions can be excluded for violating Rule 14a-8(c). See, e.g., Torotel, Inc. (November 1, 2006); Compuware Corp. (July 3, 2003); Fotoball USA, Inc. (April 3, 2001). In Ford Motor Co. (April 4, 2003), a proposal that, like the current proposal, enumerated a number of steps to enhance shareholder value was treated as multiple proposals. The Staff has also held that proponents had submitted more than one proposal in instances where the proposal includes a number of actions related to the single topic of corporate governance, for example (see, e.g., Palatin Technologies, Inc. (October 1, 2003); Centra Software, Inc. (March 31, 2003)).

The components of the proposal in this case are not so closely related to comprise a single proposal. In its supporting statement, the proposal argues that the various elements comprising the "restructuring" will allow stockholders to realize the "hidden value of the underlying assets" of General Motors while permitting management to "focus its efforts on the core automotive business." Certain components such as the cash distribution and the share-for-share exchange seem unrelated to the purpose of enhancing stockholder value, however, while other actions like the partial spin-off of a subsidiary of GM's automotive manufacturing and sales operations in Asia appear contrary to the goal of focusing management attention on the core automotive business, given GM's public disclosures about its plans to expand its automotive business in Asia. Certainly the seven different elements listed in the proposal are not closely related and essential to a single well-defined unifying concept, as shown by the proposal's stipulation that each element should proceed regardless of whether the others are carried out.

The proposal deals with matters relating to GM's ordinary business operations.
The proposal would require a number of transactions that would result in the sale or partial spin-off of relatively small operations or assets such as OnStar Corporation, insurance operations outside GMAC, Allison Transmission division, and the headquarters property. None of these constitutes a material portion of the assets or a significant subsidiary (as defined under Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of General Motors. In determining whether a proposal may be excluded as ordinary business under Rule 14a-8(i)(7),

the Staff has considered proposals that direct the board or management to pursue an extraordinary transaction to be outside the realm of "ordinary business." AltiGen Communications, Inc. (November 16, 2006). For example, a proposal in First Charter Corporation (January 18, 2005) that would require the board to "explore strategic alternatives for maximizing shareholder value, including the sale of the Corporation" was considered excludable under Rule 14a-8(i)(7), while the proposal in Allegheny Valley Bancorp, Inc. (January 3, 2001) to hire an investment bank for the purpose of soliciting offers for the purchase of the bank's stock or assets was not excludable. In the current proposal, none of the proposed transactions could be considered extraordinary; none would be a major transaction that would require stockholder approval, for example. In the past several years, GM has sold complete or partial interests in many of its subsidiaries or other business operations as a matter of ordinary business.

The Staff has held that where "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions," there are grounds for omitting the proposal pursuant to Rule 14a-8(i)(7). See Fifth Third Bankcorp (January 17, 2007) (proposal to evaluate strategic alternatives to enhance shareholder value including but not limited to a merger or sale of the company); AltiGen Communications; Bristol-Myers Squibb Company (February 22, 2006); Telular Corporation (December 5, 2003). While we do not believe that any of the transactions required by the proposal would be extraordinary, we are even more certain that transactions such as selling the insurance operations received by GM from GMAC or transferring the headquarters building to a REIT and spinning off a portion to stockholders would not be extraordinary.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2007 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Carl Wright

To: A. Larini
S. Colby

Exhibit A

RECEIVED

DEC 29 2006

OFFICE OF SECRETARY
DETROIT

420 East Woodland Ave.
Springfield, PA 19064
610-543-4927
December 26, 2006

Secretary
General Motors Corporation
MC 482-C38-B71
300 Renaissance Center
P. O. Box 300
Detroit, Michigan 48265-3000
Fax 313-667-3166

Dear Secretary:

I am submitting the attached shareholder proposal for inclusion in the upcoming 2007 GM proxy statement. It is my intent to present, endorse and fully support the proposal at the GM Shareholder meeting. The proposal is being submitted, as instructed in the 2006 GM Proxy statement. I am presently a GM shareholder and intend to maintain the continuity of my ownership of GM shares.

Accordingly, I am exercising my right as a GM shareholder, per the parameters of the proxy instructions and the governing bylaws of the General Motors Corporation, to have the following proposal included in the 2007 GM proxy materials.

The attached proposal titled GM Restructuring Proposal should find widespread support among fellow shareholders.

Stockholder Proposal Regarding the Restructuring of General Motors:

"Resolved: Shareholders request that our Board of Directors seek shareholder approval for the restructuring of the General Motors Corporation.

The GM Restructuring Proposal is as follows:

- Onstar Communications will be separated into a stand-alone publicly traded company, 40% will be spun out to shareholders.

- GMAC's Insurance operations that *have not been included* in the partial sale of GMAC will be separated from GMAC. The insurance operations will be sold in lieu of equity in another publicly traded insurance company. Proceeds will be distributed to shareholders. GMAC will continue to market insurance products, garnering commission equivalents.

- The Allison Transmission (ATC) unit is to be separated from General Motors. The Allison Transmission Unit will become a publicly listed company, 30% of the shares will be spun out to shareholders.

- A distribution of cash, not a dividend, in the amount of $6 per share will be distributed to shareholders from GM's cash position.

- The GM Real Estate Investment Trust (GMREIT) is to be formed. The Renaissance Center office complex will be placed in the GMREIT. The trust will become a publicly listed entity, 40% of GMREIT will be spun out to shareholders.
- GM Asia will be formed and listed as a new publicly traded company. The Asian assets and liabilities including investments in subsidiaries with automotive manufacturing and sales operations in China, South Korea, Thailand and Japan will be placed in the new company (GMA). 20% of the new company will be partially spun out to existing shareholders in the form of a tracking stock. The tracking stock can be used to acquire competitors and consolidate market share within China and the balance of the Asian market.
- GM Shareholders will receive one share of GM common stock post restructuring for each share held prior to the restructuring.

The restructuring is to be completed within one year following shareholder approval; the cash distribution is to be paid within 3 months following shareholder approval; the GMREIT shares will be spun out to shareholders within 6 months of the shareholder approval of the restructuring. The Board of Directors and Management will strive to achieve the greatest value for the factoring, mortgage and insurance assets; avoiding taxation to shareholders through the pursuit of tax fee distribution approvals from the IRS.

The failure of a portion of the proposal to not proceed due to legal, statutory or any other impediment, shall not be cause to impede the balance of the restructuring proposal or serve as reason to preclude the proposal from being included as a Shareholder Proposal in the 2007 proxy.

The restructuring will allow shareholders the opportunity to realize the hidden value of the underlying assets of The General Motors Corporation. The adoption of the proposal would substantially increase shareholder value while allowing management the opportunity to focus its efforts on the core automotive business.

I urge shareholders to **VOTE YES FOR THE GM RESTRUCTURING PROPOSAL."**

If you have any questions, please contact me in writing.

Sincerely,



Carl Wright

Reg. and cert. mail

Exhibit B



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

January 5, 2007

BY FEDERAL EXPRESS
Carl Wright
420 East Woodland Ave.
Springfield, Pennsylvania 19064

Dear Mr. Wright:

General Motors has received your letter dated December 26, 2006 submitting a stockholder proposal for the 2006 Annual Meeting of Stockholders.

According to GM's transfer agent, you are not a record owner of GM stock, so that we are not able to confirm your stock ownership. Please provide us with evidence that your stock ownership satisfies the requirements set forth in Subsection (1) of Question 2 of Rule 14a-8 (a copy of which is enclosed for your information). Subsections (2)(i) and (ii) of Question 2 describe the types of evidence that would be acceptable:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have have filed one of those documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

In addition, please note that Question 3 states that a stockholder may submit only one proposal to a company for a particular annual meeting of stockholders. It appears that the "Restructuring Proposal" that you submitted is actually seven independent proposals, describing actions that are independent of one another. Please revise your submission to include only one proposal.

As stated in Question 6(1) of the enclosed Rule, you must send your revised proposal and the evidence of your stock ownership no later than 14 days after you receive this letter.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

END